Exhibit 23

Consent of Independent Registered Public Accounting Firm

NBT Bancorp Inc. Compensation and Benefits Committee
NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan:

We consent to the incorporation by reference in the registration statements (Nos. 333-97995 and 333-168332) on Form S-8 of NBT Bancorp Inc. of our report dated June 25, 2021, with respect to the statements of net assets available for plan benefits of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2020 and 2019, the related statements of changes in net assets available for plan benefits for the years then ended and the related notes, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 11-K of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan.

/s/ KPMG LLP

Albany, New York
June 25, 2021